SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For March 2006

Commission File Number 0-28800

DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of March 2006, incorporated by reference herein:

Exhibit

99.1   Release dated 23 March 2006, entitled "DRDGOLD SHARE TRADING SUSPENSION LIFTED ON ASX AND CLARIFICATION OF SOUTH AFRICAN RESOURCE BASE"

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: March 24, 2006   By: /s/ Themba Gwebu
                                      Name: Themba Gwebu
                                      Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

ARB number 086 277 616

JSE trading symbol: DRD

ISIN code: ZAE 000058723

Issuer code: DUSM

Nasdaq trading symbol: DROOY

ASX trading symbol: DRD

("DRDGOLD" or "the company")

DRDGOLD SHARE TRADING SUSPENSION LIFTED ON ASX AND CLARIFICATION OF SOUTH AFRICAN RESOURCE BASE

1. UPLIFTMENT OF SUSPENSION ON ASX

    DRDGOLD today announced that the suspension of its shares on the Australian Stock Exchange ("the ASX") has been lifted and that trading in its shares on the ASX will re-commence on 24 March 2006.

2. SALLIES AND ARGONAUT INFERRED RESOURCE

    Further to the announcement released on SENS on 23 February 2006, which contained information relating to the granting of the Prospecting Rights in respect of the Sallies and part of the Argonaut lease areas in South Africa, DRDGOLD released an announcement on the ASX setting out the Inferred Mineral Resource estimates in relation to each of these areas as at 20 March 2006. Such an announcement is not required by the JSE Limited, but the details have been set out below for information purposes.

    These Inferred Mineral Resources will only become available for mining on the conversion of the Prospecting Right to a Mining Right under the Mineral and Petroleum Resources Development Act of South Africa ("MPRDA"). As announced on 23 February 2006, DRDGOLD was only granted a Prospecting Right under the MPRDA. Accordingly, the Inferred Mineral Resources stated below are currently excluded from the company's Resource and Reserve Statements.

Inferred Mineral Resource	Tonnage Mt	Grade G/t Au	Estimated ounces moz	Tonnes Au
Sallies	10	7.5	2.4	75.3
Argonaut	33	8.5	9.0	276.3
Total	**43**	**8.2**	**11.4**	**351.6**

*Inferred mineral resources for the Sallies lease area are based on a cut-off grade of 2 g/t. Inferred mineral resources for the Argonaut lease area are based on a cut-off grade of 700cmg/t.

The information in this statement that relates to mineral resources is based on information compiled by David Edwin James Whittaker who is a member South African Council for Natural Scientific Professions. Mr Whittaker is a full-time employee of the Company. Mr Whittaker has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a competent person as defined in the 2004 edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Whittaker consents to the inclusion in this announcement of the matters based on his information in the form and context in which it appears.

For further information, please contact:
Ilja Graulich
Investor Relations and Media
DRDGOLD Limited
+27 11 219 8717 (office)
+27 83 604 0820 (mobile)

23 March 2006
Johannesburg